EXHIBIT 99.52

HIGH TIDE INC.

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

TAKE NOTICE that the annual general and special meeting (the “Meeting”) of shareholders (the “Shareholders”) of High Tide Inc. (the “Company”) will be held at the offices of the Company, at Unit 112, 11127 - 15 Street N.E., Calgary, Alberta, T3K 2M4, on July 30, 2020 at 10:00 a.m. (Calgary time) for the following purposes:

1.	To receive the audited annual financial statements of the Company for the year ended October 31, 2019, together with the report of the auditor thereon;

2.	To reappoint MNP LLP as auditor of the Company for the ensuing year and to authorize the board of directors of the Company (the “Board”) to fix the auditor’s remuneration.

3.	To fix the number of directors at five (5).

4.	To elect directors of the Company for the ensuing year, as more particularly set forth in the accompanying proxy and management information circular dated June 19, 2020, and prepared for the purpose of the Meeting (the “Information Circular”).

5.	To transact such other business as may be properly brought before the Meeting or any adjournment(s) thereof.

The specific details of the foregoing matters to be put before the Meeting, as well as further information with respect to voting by proxy, are set forth in the accompanying Information Circular.

Voting by Proxy

Registered Shareholders who are unable to attend the Meeting in person and who wish to ensure that their shares will be voted at the Meeting must complete, date and execute the enclosed form of proxy, or another suitable form of proxy, and deliver it in accordance with the instructions set out in the form of proxy and in the Information Circular.

Unregistered Shareholders who plan to attend the Meeting must follow the instructions set out in the voting instruction form and in the Information Circular to ensure that their shares will be voted at the Meeting. If you hold your shares in a brokerage account, you are not a registered Shareholder.

Notice-and-Access

The details of all matters proposed to be put before the Shareholders at the Meeting are set out in the Information Circular.

The Company has decided to not use the notice and access model for delivery of meeting materials to the Shareholders (both registered and beneficial).

COVID-19

Amid ongoing concerns about the Coronavirus Disease 2019 (COVID-19) pandemic, the Company remains mindful of the well-being of the Shareholders and their families, and the Company’s industry partners and other stakeholders. In light of current provincial recommendations regarding gatherings, and in view of current and potential future guidance regarding social distancing and further restrictions on gatherings, in order to ensure as many Common Shares as possible are represented at the Meeting, the Shareholders are strongly encouraged to carefully read the section entitled “Voting by Proxy”, above, and vote their Common Shares by duly completing and delivering a form of proxy or a voting instruction form, as applicable, in accordance with the instructions set out in the above section and in the Information Circular.

DATED at Calgary, Alberta, June 19, 2020.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ “Harkirat (Raj) Grover”

Harkirat (Raj) Grover

President, Chief Executive Officer, and Director